                                                                   Exhibit 17.01

Montgomery Realty Group, Inc.

My concerns about the operation and future of the company.

June 19, 2006

To:  All directors and officers

         I have given considerable thought and reflected on the proceedings at the board meeting held on May 26. I feel I can no longer be involved as audit committee chairman and a member of the board of Montgomery Realty Group. Some of my sentiments were expressed at the meeting, but I would now like to clearly state in writing why I think it is imperative that the company should be taken private rather than continue the half-hearted attempt to operate as a public reporting company.

         We are operating without any current information as to bank accounts, payables, receivables and liabilities in general. We were told at the meeting that we could not expect to have 2005 reports until the end of the year. This is totally unacceptable for any company especially one that is reporting to the
SEC.

         Our management contract with Diversified Investment is fraught with conflict of interest issues that are not being dealt with. We have been paying for management services that we are not receiving on a timely basis. Under our current system there is no way an audit committee can function as it should under Sarbanes-Oxley law.

         Some of the proposed commissions and transactions involving Mr. Maniar and Diversified will not pass the "smell-test" or conflict of interest question that provide fairness to minority shareholders.

         I have remained on the board out of obligation to shareholders who may have bought stock in the company because of my involvement. I feel I can no longer in good conscience serve and assume the liability of a director.

         Please note my reasons for resigning when you file the appropriate 8-K report to the SEC.

Respectfully submitted,

/s/ Keith A. Cannon
Keith A. Cannon
3333 Tripoli Way
Oceanside, CA  92056